





FurnitureBrands 2006 Annual Report

Broyhill

DREXEL HERITAGE

HENREDON

Lane
HOME FURNISHINGS

MAITLAND-SMITH

Thomasville










Dear Shareholders:

Each year drafting these letters I feel I must balance the tendency to reflect on the past while at the same time remain forward looking and visionary. As has been the case more recently, the prior year was another difficult one for Furniture Brands. This industry continues to experience unprecedented change. But to understand where we're going, one must appreciate from where we have come.









As we all know, late in the 1990's, most domestic manufacturers, Furniture Brands included, began to see an opportunity to have product made offshore at significantly lower cost. We moved as quickly as possible over the next few years to source product, close plants, and improve value for the consumer. The rest of the industry moved as well — deflation surfaced and margins contracted.

By the end of the year 2006 we had closed 34 of our 57 domestic manufacturing plants. In view of the continued fast moving transition to sourced product, working capital implications became apparent. In the year just ended, our inventory balance grew to an unacceptable level resulting in our once strong free cash flow turning negative.

As the enormous change on the manufacturing and sourcing side of the industry was taking shape, the retail side of the business saw no shortage of upheaval as well.

In the same time period, a number of large, national furniture retailers closed their doors. Discounters, wholesale clubs and lifestyle retailers entered the furniture space and appealed to consumers in a completely different way. Dominant regional retailers expanded at the expense of their small, mom-and-pop competitors. Those with the scale and sophistication to source product directly did so, often at the exclusion of companies like Furniture Brands.







In short, Furniture Brands historically succeeded in a business model which is being rendered obsolete by changes in our industry, many of which we initiated ourselves. This is a difficult realization — but it is a critical one because it will inform all our decisions from this point forward.

Though it is not completely obvious from the outside, there is something important happening at Furniture Brands. In this space last year I referred to a cultural change taking shape. Indeed it is, and it is washing over the entire company. New leaders with different perspectives complement our existing furniture industry talent. A new level of cooperation exists between the Brands. And a new level of performance is expected.

We are engaged in extensive strategic discussions designed to better align the company's business model with the changing dynamics of our industry. At the same time, through the year 2007, we will execute on tactical projects designed to improve the company's near-term performance.







For much of the coming year we will focus on SKU reduction and other working capital initiatives such as payment terms with suppliers and customers. We often place too much emphasis on the top line by offering generous terms, unprofitable promotions, and a proliferation of product SKUs. The effect is lower margins and slow cash conversion. We will still place high emphasis on growing revenues, but not at the expense of earnings, the balance sheet or cash flow. Lastly we will bring our costs in line with our revenues to drive better earnings performance.



Regarding the specific Brands' initiatives, Broyhill will continue to introduce competitive, value-driven products to the marketplace. Broyhill has also introduced a quick-ship program modeled after Lane's own successful initiative. They have seen much success in their upholstery line of late, particularly with regard to their 21-day lead times, and I expect this program will add to that momentum.

Lane's responsibility will be to grow the business with their largest dealers — and on the other side of the customer spectrum, to ensure the profitability of their smaller accounts. Lane has had tremendous success with its quick-ship program, which will likely be expanded this year to include more upholstery SKUs as well as the entire case goods line. Through the course of this expansion, the company must keep a close eye on inventory as well as the profitability of the SKUs and participating customers.

Thomasville has devoted much of its resources recently to researching the consumer, researching new products, and researching new store formats. They have launched a handful of programs to simplify the consumer's education process and provide a more consistent shopping experience. Thomasville launched a catalogue in the first part of the year and will air national advertising to complement the mailings. These programs are designed to enhance the profitability of the existing store base and provide a platform for further expansion.

Our high-end companies, Henredon and Drexel Heritage, share much of their manufacturing capacity, so efficiencies will continue to be realized in this regard. These companies must work to keep their products distinct from the competition and from each other. Henredon will continue to build on the success of the new product introductions of last year. Drexel Heritage will continue to build on their strategy of customization and personal choice. And both will focus on further developing their retail presence in stores and galleries.

Our other Brands continue to pursue strategies specific to the niche markets in which they participate. Maitland-Smith, Hickory Chair, Pearson and Laneventure are models built around efficient manufacturing and quick service, largely serving the design trade. Our promotional price point company, Virginia Operations, is having success with its large discount customers and is doing some cross-branding with Broyhill in the office furniture arena. And last, our commercial furniture unit, HBF, is coming off a stellar year, buoyed by the strength of the commercial market and also by terrific designs and superior service.

So while the Brands have their specific goals, as well as some broader initiatives to improve the company's performance, we are setting the stage for change far greater than any we have previously considered. Hindsight has allowed us to fully appreciate what has happened to our industry and to our company, and while we do not yet have all the answers, we have a clear understanding of where we've been. The cultural change which I referred to earlier — new leaders, new cooperation and new performance expectations — has brought about a new level of determination to deliver on our short-term goals and to create a platform for success over the long-term.









I am excited to initiate this change and I am proud to lead this company. As always, I am grateful to our customers, our shareholders and our employees for their support throughout the year.

Sincerely,

W.G. (Mickey) Holliman
Chairman of the Board and
Chief Executive Officer

Board of Directors and Executive Officers

Board of Directors

Katherine Button Bell [2,3]
Vice President and Chief Marketing Officer of
Emerson Electric Co.

John T. Foy
President and Chief Operating Officer of the Company

W.G. (Mickey) Holliman [1]
Chairman of the Board and Chief Executive
Officer of the Company

John R. Jordan, Jr. [2*,3]
Retired, formerly Vice Chairman of PriceWaterhouse
(now PricewaterhouseCoopers)

Lee M. Liberman [2,4]
Chairman Emeritus of Laclede Gas Company

Richard B. Loynd [1*,4]
President of Loynd Capital Management

Bob L. Martin [2,4*]
Independent Management Consultant, Retired President
and Chief Executive Officer of Wal-Mart International
(the international division of Wal-Mart Stores, Inc.)

Aubrey B. Patterson [1]
Chairman of the Board and Chief Executive Officer
of Bancorpsouth, Inc.

Matthew E. Rubel [3,4]
Chief Executive Officer and President
of Payless Shoesource, Inc.

Albert E. Suter [1,3*]
Senior Advisor, Retired Vice Chairman and Chief Operating
Officer of Emerson Electric Co.

Committees of the Board
1 Executive Committee
2 Audit Committee
3 Executive Compensation and Stock Option Committee
4 Governance and Nominating Committee
(* indicates Committee Chairman)

Executive Officers

W.G. (Mickey) Holliman
Chairman of the Board and Chief Executive Officer
Furniture Brands International, Inc.

John T. Foy
President and Chief Operating Officer
Furniture Brands International, Inc.

Lynn Chipperfield
Senior Vice-President and General Counsel
Furniture Brands International, Inc.

Denise L. Ramos
Senior Vice-President and Chief Financial Officer
Furniture Brands International, Inc.

Mary Elizabeth Sweetman
Senior Vice-President of Human Resources
Furniture Brands International, Inc.

Steven W. Alstadt
Controller and Chief Accounting Officer
Furniture Brands International, Inc.

Jeffrey L. Cook
President
Broyhill Furniture Industries, Inc.

Nancy W. Webster
Chief Executive Officer
Thomasville Furniture Industries, Inc.

C. Jeffrey Young
Chief Executive Officer
HDM Furniture Industries

Investor Information

Corporate Offices

101 South Hanley Road
St. Louis, Missouri 63105-3493
(314) 863-1100
www.furniturebrands.com

Transfer Agent and Registrar for Common Stock

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Contact us at:
1-800-937-5449 or www.amstock.com

Exchange Listing

Common shares are listed on the
New York Stock Exchange (trading symbol: FBN)

Annual Meeting

The Annual Meeting of Shareholders will
be at 10:00 a.m. on Thursday, May 3, 2007
at the Corporate Offices.

Independent Auditors

KPMG LLP
10 S. Broadway, Suite 900
St. Louis, Missouri 63102-1761
(314) 444-1400

The Chief Executive Officer and Chief Financial Officer have certified in writing to the Securities and Exchange Commission (SEC) as to the integrity of the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC, and the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibit 31 to the said Form 10-K. On June 2, 2006, the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

Financial Highlights

Year Ended December 31,	(In thousands, except per share, employee, and statistical data)				
	2006	2005	2004	2003	2002
From continuing operations:					
Net sales	$2,418,175	$2,386,774	$2,447,430	$2,434,130	$2,458,836
Net earnings	55,055	61,436	91,567	94,573	118,831
As a percentage of net sales	2.3%	2.6%	3.7%	3.9%	4.8%
Per Share of Common Stock (diluted):					
Net earnings	$ 1.13	$ 1.18	$ 1.66	$ 1.68	$ 2.11
Dividends per share	$ 0.64	$ 0.60	$ 0.525	$ 0.125	$ —
Financial condition at year-end:					
Working capital	$ 752,618	$ 718,183	$ 711,115	$ 703,233	$ 652,095
Current ratio	5.0 to 1	4.4 to 1	4.6 to 1	4.8 to 1	4.3 to 1
Total assets	1,558,203	1,582,224	1,587,759	1,578,259	1,567,402
Total long term debt	300,800	301,600	302,400	303,200	374,800
Shareholders' equity	$ 910,715	$ 903,952	$ 957,483	$ 966,902	$ 869,515
Average common shares (diluted)	48,753	52,104	55,220	56,256	56,387
Full-time employees	13,800	15,150	17,800	19,250	22,000

Performance Graph

The following graph shows the cumulative total stockholder returns (assuming reinvestment of dividends) following assumed investment of $100 in shares of Common Stock that were outstanding on December 31, 2001. The indices shown below are included for comparative purposes only and do not necessarily reflect the Company's opinion that such indices are an appropriate measure of the relative performance of the Common Stock.



$150
$125
$100
$75
$50
$25
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
● Furniture Brands International Common Stock	100.00	74.48	92.07	80.28	73.72	55.22
■ S & P 500 Index	100.00	76.63	96.85	105.56	108.73	123.54
▲ Dow Jones Furnishings and Appliance Index	100.00	88.14	105.99	115.36	110.78	108.73



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number I-91

Furniture Brands International, Inc.

(Exact Name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**43-0337683** (I.R.S. Employer Identification No.)
101 South Hanley Road, St. Louis, Missouri (Address of principal executive offices)	**63105** (Zip Code)
(Registrant's telephone number, including area code)	**(314) 863-1100**

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	**Name of each exchange on which registered**
Common Stock—$1.00 Stated Value with Preferred Stock Purchase Rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Exchange Act Rule 12b-2).

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act.). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2006, was approximately $998,009,000.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

48,336,252 shares as of January 31, 2007

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Definitive Proxy Statement for Annual Meeting of Stockholders on May 3, 2007	Part III

PART I

Item 1. Business

(a) General Development of Business

On April 12, 2006 the Company announced Jeff Young would replace Seamus Bateson as interim President of Maitland-Smith Furniture Industries, Inc., a subsidiary of the Company, effective April 21, 2006.

On May 2, 2006, Thomasville Furniture Industries, Inc., a subsidiary of the Company, announced the closing of a case goods manufacturing facility located in Thomasville, North Carolina.

On June 2, 2006, the Company announced the resignation of Donald E. Lasater from its Board of Directors effective May 27, 2006.

On June 12, 2006, Broyhill Furniture Industries, Inc., a subsidiary of the Company, announced the closing of a case goods manufacturing facility located in Lenoir, North Carolina.

On June 26, 2006, the Company announced the resignation of Harvey N. Dondero as President and Chief Executive Officer of Broyhill Furniture Industries, Inc., a subsidiary of the Company. The Company also announced John T. Foy, President and Chief Operating Officer of Furniture Brands International, Inc. would oversee day-to-day operations of Broyhill on an interim basis.

On August 21, 2006, the Company announced the appointment of Larry Milan as President of Maitland-Smith Furniture Industries, Inc., a subsidiary of the Company.

On October 26, 2006, the Company announced the election of Matthew E. Rubel to serve on its Board of Directors.

On December 4, 2006, Broyhill Furniture Industries, Inc., a subsidiary of the Company, announced the closing of a case goods manufacturing facility located in Lenoir, North Carolina.

(c) Narrative Description of Business

BRANDS AND PRODUCTS

Furniture Brands is one of the largest residential furniture companies in the United States. We market our products through four operating subsidiaries: Broyhill Furniture Industries, Inc.; Lane Furniture Industries, Inc.; Thomasville Furniture Industries, Inc.; and HDM Furniture Industries, Inc.

Through these four subsidiaries, we design, manufacture, source, market and distribute (i) case goods, consisting of bedroom, dining room and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals and chairs, (iii) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers and home office furniture, (iv) recliners, motion furniture and sleep sofas, and (v) decorative accessories and accent pieces. Our brand names are featured in nearly every price and product category in the residential furniture industry.

Each Brand designs, manufactures, sources and markets home furnishings, targeting a specific segment of the market in terms of style and price point; however, some overlap exists between the Brands in terms of style and price point. Broyhill has collections of mid-priced furniture, including both wood furniture and upholstered products, in a wide range of styles. Lane focuses primarily on mid-priced upholstered furniture, reclining chairs, motion furniture, and stationary upholstered furniture and mid-priced wood furniture. Lane also markets a premium-priced indoor/outdoor line of wicker, rattan, bamboo, exposed aluminum and teak furniture under the Laneventure brand. Thomasville has both wood furniture and upholstered products in the mid- to upper-price ranges. The Thomasville subsidiary also includes Virginia Operations, a manufacturer and marketer of promotional-priced case goods and RTA (ready-to-assemble) furniture; and HBF, a contract, office furniture and textile business in the mid- to upper-price range. HDM consists of three primary operating subsidiaries under one organizational structure: Henredon Furniture Industries, Inc., Drexel Heritage Furniture Industries, Inc. and Maitland-Smith Furniture Industries, Inc. Henredon specializes in both wood furniture and upholstered products in the premium-price category, with licensing arrangements with the Ralph Lauren Home Collection and Barbara Barry Realized by Henredon. Drexel Heritage has a "tri-branding" strategy, marketing both case goods and upholstered furniture under the three distinct brands of Heritage, Drexel and dh, in categories ranging from mid- to premium-price. Drexel Heritage also has an upscale line of upholstery and case goods under the Lillian August brand. Maitland-Smith designs and manufactures premium hand crafted, antique-inspired furniture, accessories and lighting, utilizing a wide range of unique materials. Maitland-Smith markets under both the Maitland-Smith and LaBarge brand names. Also included in the HDM subsidiary is Hickory Chair a premium-priced brand of wood and upholstered furniture, offering traditional and modern styles; and Pearson, which offers contemporary and traditional styles of finely tailored upholstered furniture in the premium-price category.

DISTRIBUTION

Our breadth of product and national scope of distribution enable us to service retailers ranging in size from small, independently-owned furniture stores to national and regional department stores and chains. The residential furniture retail industry has consolidated in recent years, displacing many small local and regional furniture retailers with larger chains and specialty stores. This consolidation has made access to distribution channels more difficult, and we believe our relative size and the strength of our brand names offers us an important competitive advantage.

We have a three-tiered approach to our distribution efforts. Our primary avenue of distribution continues to be through a diverse network of independently owned, full-line furniture retailers. Although a number of these retailers have been displaced in recent years, this network remains an important part of our distribution base.

At the same time, as the second element of our retail approach, we have developed dedicated distribution channels by expanding our gallery programs. In this approach, one used primarily though not exclusively by Broyhill and Lane, retailers employ a consistent concept where products are displayed in complete and fully accessorized room settings instead of as individual pieces. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. Each of our Brands offers services to retailers to support their marketing efforts, including coordinated national advertising, merchandising and display programs and dealer training.

Lastly, we have further developed our dedicated distribution channels with an expanding network of single-brand retail stores, such as Thomasville Home Furnishings Stores and Drexel Heritage Home Inspiration Stores, and, to a lesser extent, Lane Home Furnishing Stores, Broyhill Home Collections Stores, and Henredon Stores. These stores are primarily dealer-owned retail locations that exclusively feature a single brand. We believe distributing our products through dedicated, single-brand stores strengthens brand awareness, provides well-informed and focused sales personnel and encourages the purchase of multiple items per visit. While most of these stores are independently-owned, as of the end of 2006 we owned and operated 21 of these single-brand stores and 6 designer showrooms (In the first two months of 2007 we have acquired 18 additional stores). We believe this ownership brings us closer to the consumer, gives us greater line of sight into developing tastes and trends in the marketplace, and helps us better understand the challenges facing the independent retailers with whom we do the bulk of our business.

Our strategy of targeting these diverse distribution channels is supported by dedicated sales forces covering each of these distribution channels. We also continue to explore opportunities to expand international sales and to distribute through non-traditional channels such as wholesale clubs, catalog retailers, and the Internet.

Trade showrooms are located in Thomasville and High Point, North Carolina; Atlanta, Georgia; Chicago, Illinois; Las Vegas, Nevada; and Tupelo, Mississippi.

MANUFACTURING AND SOURCING

There has been a significant change in recent years in the manner by which we bring products to market. Where we have traditionally been a domestic furniture manufacturer, we have shifted to a blended strategy, mixing domestic production with products sourced from offshore.

We operate 27 manufacturing facilities, located in North Carolina, Mississippi, Virginia, the Philippines and Indonesia. Broyhill operates three case goods and upholstery production facilities totaling approximately 1.1 million square feet, all located in North Carolina. Virginia Operations (a subsidiary of Thomasville) operates two case goods facilities totaling approximately 1.0 million square feet, both located in Virginia. Lane operates seven upholstery production and component facilities in Mississippi and North Carolina totaling approximately 3.2 million square feet. Thomasville operates six case goods and upholstery production facilities located in North Carolina, totaling approximately 2.0 million square feet. HDM operates nine case goods and upholstery production facilities encompassing approximately 3.0 million square feet located in North Carolina, the Philippines and Indonesia.

An increasing percentage of our products are being sourced from manufacturers located offshore, primarily in China, the Philippines, Indonesia, and Vietnam. We design and engineer these products, and we have them manufactured to our specifications by independent offshore manufacturers. We have informal strategic alliances with several of the larger foreign manufacturers whereby we have the ability to purchase, on a coordinated basis, a significant portion of the foreign manufacturers' capacity, subject to quality control and delivery standards. Two of these manufacturers represented 21% and 19% of imported product during 2006 and three other manufacturers represented in excess of 5% each.

We have an agreement with Outlook International, Ltd. (doing business as Furniture Brands Import Services Organization), an independently-owned company that provides sourcing assistance, product quality control and other import-related services for us in the Far East.

RAW MATERIALS AND SUPPLIERS

The raw materials used in manufacturing our products include lumber, veneers, plywood, fiberboard, particleboard, steel, paper, hardware, adhesives, finishing materials, glass, mirrored glass, fabrics, leathers, metals, stone, synthetics and upholstered filling material (such as synthetic fibers, foam padding and polyurethane cushioning). The various types of wood used in our products include cherry, oak, maple, pine, pecan, mahogany, alder, ash, poplar, and teak which are purchased both domestically and abroad. We purchase fabrics, leathers and other raw materials both domestically and abroad. We believe our supply sources for these materials are adequate.

We have no long-term supply contracts and we have experienced no significant problems in supplying our operations. Although we have strategically selected our suppliers of raw materials, we believe there are a number of other sources available, contributing to our ability to obtain competitive pricing. Prices fluctuate over time depending upon factors such as supply, demand and weather. Increases in prices may have a short-term impact on our profit margins.

We purchase the majority of raw materials for promotional and RTA products domestically, although we purchase paper and certain hardware abroad. We believe our proximity to and relationship with suppliers is advantageous for the sourcing of such materials. In addition, by combining the purchase of various raw materials (such as foam, cartons, springs and fabric) and services, we have been able to realize cost savings.

MARKETING AND ADVERTISING

We use advertising to increase consumer awareness of our brand names and motivate purchases of our products. Our advertising is targeted to specific consumer segments through national and regional television as well as leading shelter and other popular magazines such as Better Homes and Gardens, House Beautiful and Architectural Digest. Each of our Brands uses focused advertising in major markets to create buying urgency around specific sale events and to provide dealer location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency and shared costs. Each of our Brands seeks to increase consumer buying and strengthen relationships with retailers through cooperative advertising and selective promotional programs, and focuses its marketing efforts on prime potential customers utilizing information from databases and from callers to each Brand's toll-free telephone number. Each of our Brands maintains consumer web sites to promote their products and drive consumers to retail stores.

USES OF CASH

Our preferred use of free cash is reinvestment in the business. In recent years, as free cash has exceeded the needs of funding the business, we have instituted a dividend payment and we have been repurchasing our Common Stock. Going forward we expect to continue to pay dividends and to consider the repurchase of our Common Stock as free cash is available.

MANAGEMENT AND EMPLOYEES

As of December 31, 2006, we employed approximately 13,800 full-time employees. None of our employees are represented by a union.

During 2005 and 2006, we made a number of changes to our senior management team, attracting talent from outside the furniture industry to further strengthen our organization, to introduce new ideas, new cultures and new attitudes, and to help us both reflect and understand our consumer base. We are also establishing a more comprehensive management development program within the Company to help develop our future leaders.

Through regular interaction, sharing of best practices, and cooperative efforts to reduce costs and drive value, our senior leadership team across all of our Brands operates as a single unit. Our goal is to gain the full leverage of our size, while at the same time retaining the entrepreneurial spirit vital to the success of our Brands.

ENVIRONMENTAL MATTERS

We are subject to a wide range of federal, state and local laws and regulations relating to protection of the environment, worker health and safety and the emission, discharge, storage, treatment and disposal of hazardous materials. These laws include the Clean Air Act of 1970, as amended, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and the Comprehensive Environmental, Response, Compensation and Liability Act ("Superfund"). Certain of our operations use glues and coating materials that contain chemicals that are considered hazardous under various environmental laws. Accordingly, we closely monitor environmental performance at all of our facilities. We believe we are in substantial compliance with all environmental laws. While we may be required to make capital investments from time to time at some of our facilities to ensure compliance, we believe we will continue to meet all applicable requirements in a timely fashion and that the cost required to meet these requirements will not materially affect our financial condition or our results of operations.

COMPETITION

The residential furniture industry is highly competitive. Our products compete against domestic manufacturers, importers and foreign manufacturers entering the United States market; as well as increased direct importing by some larger retailers. Our competitors include: Ashley Furniture Industries, Inc.; La-Z-Boy Incorporated; Ethan Allen Interiors Inc. and many other home furnishings retailers and manufacturers. The elements of competition include price, style, quality, service and marketing.

BACKLOG

The combined backlog of our operating companies as of December 31, 2006 was approximately $248 million compared to approximately $285 million as of December 31, 2005. Backlog consists of orders believed to be firm for which a customer purchase order has been received. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels.

TRADEMARKS AND TRADE NAMES

We utilize trademarks and trade names extensively to promote brand loyalty among consumers. We view such trademarks and tradenames as valuable assets and we aggressively protect our trademarks and trade names by taking appropriate legal action against anyone who infringes upon or misuses them.

Our principle trademarks and tradenames are: Broyhill, Lane, Laneventure, Thomasville, Henredon, Drexel Heritage, Maitland-Smith, Hickory Chair, Pearson, HBF, Founders Furniture, Vignettes, and Creative Interiors.

WORKING CAPITAL

For information regarding working capital items, see the discussion of "Financial Discussion and Liquidity—Liquidity" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, on Page 14.

Item 1A. Risk Factors

Our operating results are subject to quarterly and annual fluctuations as a result of a number of factors. Such factors are set forth below.

An economic downturn could result in a decrease in our sales and earnings.

The residential furniture industry is subject to cyclical variations in the general economy and to uncertainty regarding future economic prospects. Economic downturns could affect consumer spending habits by decreasing the overall demand for home furnishings. Such events would also impact retailers, our primary customers, resulting in a decrease in our sales and earnings.

Loss of market share due to competition would result in a decrease in our future sales and earnings.

The residential furniture industry is highly competitive and fragmented. We compete with many other manufacturers and retailers some of which offer widely-advertised, well-known, branded products, and large retail furniture dealers who offer their own store-branded products. The highly competitive nature of the industry means we are constantly subject to the risk of losing market share. As a result, we may not be able to maintain or to raise the prices of our products in response to such inflationary pressures as increasing costs. Also due to the large number of competitors and their wide range of product offerings, we may not be able to differentiate our products (through styling, finish and other construction techniques) from those of our competitors. Large retail furniture dealers have the ability to obtain offshore sourcing on their own.

Failure to forecast demand or respond to changes in consumer tastes and fashion trends in a timely manner could result in a decrease in our future sales and earnings.

Residential furniture is a highly styled product subject to fashion trends and geographic consumer tastes. Consumer tastes and fashion trends can change rapidly. If we are unable to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner or to otherwise forecast demand accurately, we may lose sales and face excess inventory (both raw materials and finished goods). Disposal of excess inventory may result in a decrease in sales and earnings.

Failure to achieve our projected mix of product sales could result in a decrease in our future sales and earnings.

Some of our products are sold for a higher profit than other of our products. An increase in the sales of our lower profit products at the expense of the sales of our higher profit products could result in a decrease in our earnings.

Business failures of large dealers and customers could result in a decrease in our future sales and earnings.

Although we have no customers who individually represent 10% or more of our total annual sales, the possibility of business failures of large customers could result in a decrease in our future sales and earnings. Also, we are either lessee on or guarantor of many leases of Company-brand stores operated by independent furniture dealers. Defaults by any of these dealers would result in our becoming responsible for payments under these leases thereby reducing our future earnings.

Distribution realignments and cost savings programs can result in a decrease in our near-term sales and earnings.

At times it is necessary we discontinue certain relationships with customers (retailers) who do not meet our growth and profitability standards. Until realignment is established, there can be a decrease in near-term sales and earnings. We continually review relationships with our customers (retailers) and future realignments are possible based upon such ongoing reviews.

Manufacturing realignments could result in a decrease in our near-term earnings.

We continually review our domestic manufacturing operations and offshore (import) sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs could result in a decrease in our near-term earnings until the expected cost reductions are achieved. Such programs can include the consolidation and integration of facilities, functions, systems and procedures. Certain products may also be shifted from domestic manufacturing to offshore sourcing. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved in full.

Increased reliance on offshore sourcing of our products subject us to changes in local government regulations and currency fluctuations which could result in a decrease in our earnings.

During recent years, we have been increasing our offshore capabilities to provide flexibility in product programs and pricing to meet competitive pressures. The mix of product lines has been moving from domestically manufactured to offshore sourced. Risks include changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, taxation, exchange controls and repatriation of earnings. Changes in the relative values of currencies could increase our costs and decrease our earnings. For example, in 2004 the U.S. Department of Commerce imposed tariffs on wooden bedroom furniture coming into the United States from China. In this case, none of the rates imposed were of significant magnitude to alter our import strategy in any meaningful way; however, these tariffs are currently under review and could be increased.

Our operations depend increasingly on production facilities located outside the United States which are subject to increased risks of disrupted production which could cause delays in shipments, loss of customers and decreases in sales and earnings.

We have placed more production in emerging markets to capitalize on market opportunities and to minimize our costs. Our international production operations could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or public health concerns, particularly in emerging countries that are not well-equipped to handle such occurrences. Our production abroad may also be more susceptible to changes in laws and policies in host countries and economic and political upheaval than our domestic production. Any such disruption could cause delays in shipments of products, the loss of customers and decreases in sales and earnings.

Fluctuations in the price, availability and quality of raw materials could cause delay which could result in a decrease in our sales and increase costs which would result in a decrease in our earnings.

Fluctuations in the price, availability and quality of the raw materials we use in manufacturing residential furniture could have a negative effect on our cost of sales and ability to meet the demands of our customers (retailers). Inability to meet the demands of our customers could result in the loss of future sales. We use various types of wood, fabrics, leathers, glass, upholstered filling material, steel, and other raw materials in manufacturing furniture. The costs to manufacture furniture depend in part on the market prices of the raw materials used to produce the furniture. We may not be able to pass along to our customers all or a portion of the costs of higher raw materials due to competitive and marketing pressures.

We are subject to litigation and environmental regulations that could adversely impact our sales and earnings.

We are, and may in the future be, a party to legal proceedings and claims, including those involving product liability and environmental matters, some of which claim significant damages. We face the business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance such coverage will continue to be available on terms acceptable to us or such coverage will be adequate for liabilities actually incurred. We also are, and may in the future be, a party to legal proceedings and claims arising out of certain dealer terminations as we continue to re-examine and realign our retail distribution strategy. Given the inherent uncertainty of litigation, we can offer no assurance future litigation will not have a material adverse impact. We are also subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment and we could incur substantial costs as a result of the noncompliance with or liability for cleanup or other costs or damages under environmental laws.

Future acquisitions and investments could result in dilution to our earnings per share and a decrease in the valuation of our Common Stock.

As part of our business strategy, we may make acquisitions and investments in businesses that offer complementary products. Risks commonly encountered in acquisitions include the possibility that we pay more than the acquired company or assets are worth, the difficulty of assimilating the operations and personnel of the acquired business, the potential disruption of our ongoing business and the distraction of our management from ongoing business. Consideration paid for future acquisitions could be in the form of cash or stock or a combination thereof. Dilution to existing stockholders and to earnings per share may result in connection with any such future acquisition.

Impairment of long-lived assets would result in a decrease in our earnings.

Accounting rules require that long-lived assets be evaluated for impairment at least annually. We have substantial long-lived assets, consisting of goodwill and trademarks, which based upon the outcome of such evaluations, could result in the write-down of all or a portion of these assets and a corresponding reduction in our earnings and net worth.

Certain anti-takeover provisions and preferred stock issuances could result in a decrease in a potential acquirer's valuation of our Common Stock.

Certain provisions of our Certificate of Incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders. Also, our Certificate of Incorporation allows us to issue preferred stock without stockholder approval. Such issuances could also make it more difficult for a third party to acquire us.

Our growth strategy includes the development of new stores each year. If we and our dealers are not able to open new stores or effectively manage the growth of these stores, our ability to grow and our profitability could be adversely affected.

Our growth in part depends on our ability and the ability of our dealers to open and operate new stores successfully. We and our dealers opened a net total of 4 stores in fiscal 2006. In fiscal 2007, we and our dealers plan to open a similar number of single brand stores and we anticipate further store openings in subsequent years. In addition, we have in the past and will likely continue to purchase or otherwise assume operation of Company-brand stores from independent dealers. Our ability and the ability of our dealers to identify and open new stores in desirable locations and operate such stores profitably is a factor in our ability to grow successfully. Increased demands on our operational, managerial and administrative resources could cause us to operate our business less effectively, which in turn could cause deterioration in our profitability.

Loss of funding sources would adversely impact our business.

Access to funding through the financial markets is important to our business operations and if we are unable to maintain such access we could experience an adverse effect on our business and financial results. Failure to meet our financial covenants could adversely affect our access to the financial markets or increase our financing costs.

Though we are currently in compliance with the financial covenants in our revolving credit facility and note purchase agreement, the present outlook for business conditions indicates we will likely not be in compliance as of March 31, 2007. As such we are currently in negotiations with both lending groups to amend the agreements to include less restrictive covenants. These negotiations could result in economic concessions to the lending groups including increased costs, reduction in the size of the revolving credit facility or other modifications to the terms and conditions of the agreements. If these negotiations are unsuccessful and we are in default under the credit agreements, the lending groups have certain rights including the termination of commitments and acceleration of principal and interest payments. The successful completion of these negotiations or the refinancing of the credit agreements would be necessary to meet our future liquidity requirements.

INTERNET ACCESS

Forms 10-K, 10-Q, 8-K and all amendments to those reports are available without charge through our Internet web site as soon as reasonably practicable after electronically filed with, or furnished to, the Securities & Exchange Commission. Our website can be accessed at www.furniturebrands.com. Information on our website does not constitute part of this Form 10-K.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own or lease the following principal plants, offices and distribution centers:

Division/Location	Type of Facility	Floor Space (sq. ft)	Owned or Leased
Furniture Brands:			
St. Louis, MO	Headquarters	32,978	Leased
Broyhill:			
Lenoir, NC	Offices	136,000	Owned
Lenoir, NC	Case goods plant/distribution center	628,000	Owned
Lenoir, NC	Upholstery plant/distribution center	262,878	Owned
Taylorsville, NC	Upholstery plant/distribution center	212,754	Owned
Rutherfordton, NC	Distribution center	1,009,253	Owned
Lenoir, NC	Distribution center	251,210	Leased
Lenoir, NC	Distribution center	205,964	Leased
Rialto, CA	Distribution center	403,176	Leased
Lane			
Tupelo, MS	Offices/upholstery plant/distribution center	715,951	Owned
Saltillo, MS	Upholstery plant/distribution center	830,200	Owned
Verona, MS	Upholstery plant/distribution center	423,392	Owned
Pontotoc, MS	Upholstery plant/distribution center	358,652	Owned
Wren, MS	Distribution center	494,813	Leased
High Point, NC	Component plant	187,162	Owned
Conover, NC	Upholstery plant	351,015	Owned
Conover, NC	Upholstery plant/distribution center	347,500	Owned
Thomasville:			
Thomasville, NC	Offices/showroom	256,000	Owned
Thomasville, NC	Case goods plant	325,000	Owned
Lenoir, NC	Case goods plant/distribution center	828,000	Owned
Troutman, NC	Upholstery plant	238,200	Owned
Conover, NC	Upholstery plant	181,900	Owned
Hickory, NC	Upholstery plant/distribution center	209,800	Leased
Thomasville, NC	Distribution center	731,000	Owned
Hickory, NC	Case goods plant/upholstery plant/distribution center	214,991	Owned
Rialto, CA	Distribution center	300,000	Leased
Appomattox, VA	Case goods plant/distribution center	829,800	Owned
Carysbrook, VA	Case goods plant	189,000	Owned

Division/Location	Type of Facility	Floor Space (sq. ft)	Owned or Leased
HDM:			
High Point, NC	Offices/showroom	100,000	Owned
High Point, NC	Upholstery plant	280,650	Owned
Morganton, NC	Distribution center	513,800	Owned
Longview, NC	Upholstery plant	260,060	Leased
Morganton, NC	Case goods plant	874,506	Owned
Mt. Airy, NC	Upholstery plant	102,500	Owned
Hickory, NC	Case goods plant/upholstery plant/distribution center	519,011	Owned
High Point, NC	Upholstery plant/distribution center	178,500	Owned
Marion, NC	Distribution center	400,000	Leased
High Point, NC	Offices/distribution center	220,000	Leased
Cebu, Philippines	Case goods plant	418,367	Owned
Semarang, Indonesia	Plant/distribution center	176,413	Leased

The Tupelo, Mississippi facility is encumbered by a mortgage and first lien securing revenue bonds.

We believe our properties are generally well maintained, suitable for our present operations and adequate for current production requirements. Productive capacity and extent of utilization of our facilities are difficult to quantify with certainty because in any one facility maximum capacity and utilization varies periodically depending upon the product being manufactured, the degree of automation and the utilization of the labor force in the facility. In this context, we estimate the overall production capacity, in conjunction with our import capabilities, is sufficient to meet anticipated or unanticipated demand.

In 2001 we began implementing a plan to reduce our domestic manufacturing capacity. As of December 31, 2006, this plan included the closing, consolidation or reconfiguration of 34 manufacturing facilities. Restructuring activity included the closing or the realignment of three manufacturing facilities in 2006, the closing of eight manufacturing facilities in 2005 and the closing of three manufacturing facilities in 2004.

Item 3. Legal Proceedings

We are or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In our opinion, our ultimate liability, if any, from all such proceedings is not reasonably likely to have a material adverse effect upon our consolidated financial position or results of operations or those of our subsidiaries.

We are also subject to regulation regarding environmental matters, and are a party to certain actions related thereto. For information regarding environmental matters, see "Item 1. Business—Environmental Matters."

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

Shares of our Common Stock are traded on the New York Stock Exchange. The reported high and low sale prices for our Common Stock on the New York Stock Exchange are included in Note 16 to the consolidated financial statements of the Company.

Holders

As of January 31, 2007, there were approximately 1,400 holders of record of Common Stock.

Dividends

We paid dividends at the rate of $0.16 per share per quarter during 2006. Additional information concerning dividends may be found in the following sections of this Form 10-K, which are incorporated into this Item 5. by reference: "Consolidated Statement of Cash Flows", "Consolidated Statement of Shareholders' Equity and Comprehensive Income," and Note 16, "Quarterly Financial Information (Unaudited)", in Item 8. Financial Statements and Supplementary Data.

Equity Compensation Plan Information

The following table sets forth aggregate information regarding the Company's equity compensation plans as of December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	3,945,381	$24.28	761,576
Equity compensation plans not approved by security holders	—	—	—
Total	3,945,381	$24.28	761,576

(1) Includes the Company's 1992 Stock Option Plan and 1999 Long-Term Incentive Plan. Included in column (a) are 84,081 shares of restricted Common Stock that have been awarded and that vest over a period from 1 to 17 years. These shares of restricted Common Stock were disregarded for purposes of computing the weighted-average exercise price in column (b).

Annually, the Board of Directors determines the amount of fees to be paid to non-employee Directors, including an award of restricted shares of Company Common Stock, as described under "Compensation of Board of Directors" in the 2007 Proxy Statement, hereby incorporated by reference. These shares are purchased in open-market transactions.

Annually, Lane Furniture Industries, Inc., a subsidiary of the Company, awards a limited number of shares of Company Common Stock to a few of its truck drivers as safety awards. 560 shares of the Company's Common Stock were issued as safety awards in 2006. These shares are purchased in open-market transactions.

Information regarding the 1992 Stock Option Plan and 1999 Long-Term Incentive Plan set forth in Note 7 of Notes to Consolidated Financial Statements is hereby incorporated by reference.

(c) Repurchase of Equity Securities

On July 28, 2005 the Board of Directors authorized the repurchase of $100 million of our common stock over the next 12 month period. During 2006, 1,734,951 shares were purchased at a cost of $40.1 million. The balance of the authorization expired on July 28, 2006.

On January 26, 2006 the Board of Directors authorized the repurchase of $50 million of Common Stock over the next 12 month period. As of January 26, 2007 this authorization expired with no shares having been purchased.

Item 6. Selected Financial Data

FIVE-YEAR CONSOLIDATED FINANCIAL REVIEW

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands except per share data)				
Summary of operations:					
Net sales	$2,418,175	$2,386,774	$2,447,430	$2,434,130	$2,458,836
Gross profit	530,035	539,951	579,816	565,336	587,352
Interest expense	17,669	11,877	15,314	19,384	21,732
Earnings before income tax expense	80,922	91,994	142,640	149,224	184,424
Income tax expense	25,867	30,558	51,073	54,651	65,593
Net earnings	$ 55,055	$ 61,436	$ 91,567	$ 94,573	$ 118,831
Per share of Common Stock—diluted:					
Net earnings	$ 1.13	$ 1.18	$ 1.66	$ 1.68	$ 2.11
Dividends	$ 0.64	$ 0.60	$ 0.525	$ 0.125	—
Weighted average common shares—diluted (in thousands)	48,753	52,104	55,220	56,256	56,387
Other information:					
Working capital	$ 752,618	$ 718,183	$ 711,115	$ 703,233	$ 652,095
Property, plant and equipment, net	221,398	250,817	284,973	310,563	333,371
Capital expenditures	24,713	28,541	30,593	41,451	50,214
Total assets	1,558,203	1,582,224	1,587,759	1,578,259	1,567,402
Long-term debt	300,800	301,600	302,400	303,200	374,800
Shareholders' equity	$ 910,715	$ 903,952	$ 957,483	$ 966,902	$ 869,515

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview

Furniture Brands is one of the largest residential furniture companies in the United States. We market our products through four operating subsidiaries: Broyhill Furniture Industries, Inc.; Lane Furniture Industries, Inc.; Thomasville Furniture Industries, Inc. and HDM Furniture Industries, Inc.

Through these four subsidiaries, we design, manufacture, source, market and distribute (i) case goods, consisting of bedroom, dining room and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals and chairs, (iii) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers and home office furniture, (iv) recliners, motion furniture and sleep sofas, and (v) decorative accessories and accent pieces.

Our brand names include Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Maitland-Smith, Laneventure, HBF, Creative Interiors, Founders, Vignettes, Hickory Chair and Pearson. These brand names cover nearly every price and product category in the residential furniture industry.

Our breadth of product and national scope of distribution enable us to service retailers ranging in size from small, independently-owned furniture stores to national and regional department stores and chains. The residential furniture retail industry has consolidated in recent years, displacing many small local and regional furniture retailers with larger chains and specialty stores. This consolidation has made access to distribution channels more difficult, and we believe our relative size and the strength of our brand names offers us an important competitive advantage.

We have a three-tiered approach to our distribution efforts. Our primary avenue of distribution continues to be through a diverse network of independently owned, full-line furniture retailers. The second element of our retail approach is dedicated distribution channels in the form of gallery programs. In this approach retailers employ a concept where products are displayed in complete and fully accessorized room settings. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. Lastly, we have further developed our dedicated distribution channels with an expanding network of single-brand retail stores. These stores are primarily dealer-owned retail locations that exclusively feature a single brand, such as Thomasville, Drexel Heritage, Lane, Broyhill or Henredon. We believe distributing our products through dedicated, single-brand stores strengthens brand awareness, provides well-informed and focused sales personnel and encourages the purchase of multiple items per visit.

There has been a significant change in recent years in the manner by which we bring products to market. Where we have traditionally been a domestic furniture manufacturer, we have shifted to a blended strategy, mixing domestic production with products sourced from offshore.

We have closed or announced the closing of 34 domestic case goods and upholstery manufacturing facilities since the start of 2001, though we still own and operate 25 such facilities, located in North Carolina, Mississippi, and Virginia.

An increasing percentage of our products are being sourced from manufacturers located offshore, primarily in China, the Philippines, Indonesia, and Vietnam. We design and engineer these products, and we have them manufactured to our specifications by independent offshore manufacturers. We also own and operate 2 offshore manufacturing facilities located in the Philippines and Indonesia.

Income tax expense for 2006 totaled $25.8 million, producing an effective tax rate of 32.0% compared with an effective tax rate of 33.2% for 2005. The decrease in the effective tax rate for 2006 was primarily the result of a higher proportion of income subject to tax in lower rate foreign tax jurisdictions. As in the past, the rate has been reduced by the Federal Domestic Manufacturing deductions enacted under the American Job Creations Act and federal and state income tax credits.

Earnings per common share on a diluted basis were $1.13 in 2006 and $1.18 in 2005. Weighted average shares outstanding used in the calculation of earnings per common share on a diluted basis were 48,753,006 in 2006 and 52,103,975 in 2005. The reduction in average shares outstanding was due to the repurchase of 1,734,951 shares in 2006 and the full year impact of the repurchase of 4,125,588 shares in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales for 2005 were $2,386.8 million compared to $2,447.4 million in 2004, a decrease of $60.6 million or 2.5%. The decrease reflects weakness at our mid-priced brands, resulting from the decline in domestic case goods shipments in anticipation of imported products and a loss of sales to certain major customers. The decrease was partially offset by revenue increases at the high-end due to improved service positions and product differentiation. Increased revenues were also achieved from additional Company-owned stores, 14 stores at the end of 2005 versus 9 stores at the end of 2004.

Gross profit for 2005 was $540.0 million compared to $579.8 million in 2004. Gross margin decreased from 23.7% for 2004 to 22.6% for 2005. The decrease in gross margin was due to raw material price increases (foam increased 42% in the fourth quarter of 2005) which were only partially offset with wholesale price increases and surcharges, manufacturing inefficiencies resulting from plant closures, additional restructuring charges and pricing pressures at Brands doing business with large discount chains.

Selling, general and administrative expenses increased to $440.7 million in 2005 from $424.1 million in 2004. As a percentage of net sales, these expenses increased from 17.4% in 2004 to 18.4% in 2005. The increase was due to increased expenses associated with additional Company-owned retail stores ($14.6 million), increased restructuring charges ($10.7 million) and increased pension expense ($4.4 million due primarily to changes in actuarial assumptions), partially offset by reduced advertising costs ($5.9 million) and bad debt expense ($7.4 million).

Interest expense for 2005 totaled $11.9 million compared to $15.3 million in 2004. The decrease in interest expense reflects a lower effective interest rate due to the full year impact of the interest rate swaps entered into in May 2004.

Other income, net for 2005 totaled $4.6 million compared to $2.3 million for 2004. For 2005, other income consisted of interest on short-term investments and notes receivable of $2.6 million compared with $1.1 million in 2004, and other miscellaneous income and expense items totaling $2.0 million (including proceeds received from an anti-trust lawsuit settlement) in 2005 compared with $1.2 million in 2004. The increased interest income reflects increased levels of invested funds and higher interest rates.

Income tax expense for 2005 totaled $30.6 million, producing an effective tax rate of 33.2% compared with an effective tax rate of 35.8% for 2004. The decrease in the effective tax rate for 2005 was the result of the Federal Domestic Manufacturing deductions enacted under the American Job Creations Act and federal and state income tax credits.

Earnings per common share on a diluted basis were $1.18 in 2005 and $1.66 in 2004. Weighted average shares outstanding used in the calculation of earnings per common share on a diluted basis were 52,103,975 in 2005 and 55,219,572 in 2004. The reduction in average shares outstanding was due to the repurchase of 4,125,588 shares during the year.

Financial Condition and Liquidity

Liquidity

Cash and cash equivalents at December 31, 2006 totaled $26.6 million compared to $114.3 million at December 31, 2005. Net cash used in operating activities totaled $26.9 million in 2006 compared with net cash provided by operating activities of $189.0 million in 2005 and $107.3 million in 2004. This decrease in cash flow from operations is attributable to the decline in net earnings over the three year period and an increase in working capital. Net cash used in investing activities totaled $14.8 million in 2006 compared with $18.7 million in 2005 and $22.5 million in 2004. The decrease in cash used in investing activities is the result of declining purchases of property, plant and equipment due to the reduction in domestic manufacturing facilities. Net cash used in financing activities totaled $46.1 million compared with $107.2 million in 2005 and $105.3 million in 2004. The primary use of cash for financing activities is for dividends and Common Stock repurchases.

Working capital was $752.6 million at December 31, 2006 compared to $718.2 million at December 31, 2005. The current ratio was 5.0-to-1 at December 31, 2006 compared to 4.4-to-1 at December 31, 2005. The main increase in working capital was the $69.3 million increase in inventory. This increase was primarily at Broyhill as they completed the transition from domestic production to imported product. Additions for quick-ship programs, improved service positions and expanded retail operations accounted for the balance of the inventory increase.

At December 31, 2006, long-term debt totaled $300.8 million compared to $301.6 million at December 31, 2005. Our funded debt-to-capitalization ratio was 24.8% at December 31, 2006 compared to 25.0% at December 31, 2005.

Financing Arrangements

As of December 31, 2006, long-term debt consisted of the following:

Revolving credit facility (unsecured)	$150.0
6.83% Senior Notes	150.0
Other	0.8
	$300.8

On April 21, 2006, we refinanced our revolving credit facility with a group of financial institutions. The facility is an unsecured revolving credit facility with a commitment of $400.0 million and a maturity date of April 21, 2011. The revolving credit facility allows for cash borrowings and the issuance of letters of credit. Letters of credit outstanding are limited to no more than $100.0 million, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding. On December 31, 2006, there were $160.0 million in cash borrowings ($10.0 million of which was classified as current maturities) and $9.2 million in letters of credit outstanding, leaving an excess of $230.8 million available under the facility for future liquidity needs.

Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin, depending upon the type of loan we select. The applicable margin over the Eurodollar rate is subject to adjustment based upon certain credit ratings. At December 31, 2006, loans outstanding under the revolving credit facility consisted of $160.0 million based on the adjusted Eurodollar rate currently at an annual interest rate of 6.10%.

On May 17, 2006, we entered into a Note Purchase Agreement with a group of private investors. The Note Purchase Agreement allowed for the issuance and sale of $150.0 million of 6.83% Senior Notes, and the proceeds were used to reduce borrowings under the revolving credit facility. The notes mature over varying dates ranging from May 17, 2014 through May 17, 2018.

The revolving credit facility requires us to meet certain financial covenants including: (1) leverage ratio (defined in the credit agreement as Consolidated Debt divided by Consolidated EBITDA (earnings before interest, income taxes, depreciation and amortization expense) from the preceding four quarters) less than 3.25 to 1.0 and (2) coverage ratio (defined in the credit agreement as Consolidated EBITDAR (EBITDA plus rent expense) divided by the sum of Consolidated Interest Expense and Consolidated Net Rental Expense in each case from the preceding four quarters) greater than 2.75 to 1.0 (increasing to 3.00 to 1.0 after December 31, 2008). The note purchase agreement contains the same financial covenants as the revolving credit facility except the maximum leverage ratio is 3.50 to 1.0 and the minimum coverage ratio is 2.50 to 1.0 (increasing to 2.75 to 1.0 after December 31, 2008). In addition the two agreements have certain cross-default provisions with each other.

Though we are currently in compliance with the financial covenants in our revolving credit facility and note purchase agreement, the present outlook for business conditions indicates we will likely not be in compliance as of March 31, 2007. As such we are currently in negotiations with both lending groups to amend the agreements to include less restrictive covenants. These negotiations could result in economic concessions to the lending groups including increased costs, reduction in the size of the revolving credit facility or other modifications to the terms and conditions of the agreements. Based upon several considerations underlying our overall financial position, including our historical profitability and ability to generate positive operating cash flow, we expect these negotiations to be completed in a timely manner. However, if these negotiations are unsuccessful and we are in default under the credit agreements, the lending groups have certain rights including the termination of commitments and acceleration of principal and interest payments. The successful completion of these negotiations or the refinancing of the credit agreements would be necessary to meet our future liquidity requirements.

The following table summarizes the payments related to our outstanding contractual obligations as of December 31, 2006:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Long-term debt obligations:					
Revolving Credit Facility	$10.0	$ —	$150.0	$ —	$160.0
6.83% Senior Notes	—	—	—	150.0	150.0
Other	0.8	0.8	—	—	1.6
Interest expense (2)	19.5	38.8	32.5	44.9	135.7
Operating lease obligations (net of subleases)	40.0	68.0	49.9	56.0	213.9
Purchase obligations (1)	—	—	—	—	—
	$70.3	$107.6	$232.4	$250.9	$661.2

(1) We are not a party to any long-term supply contracts. We do, in the normal course of business, initiate purchase orders for the procurement of finished goods, raw materials and other services. All purchase orders are based upon current requirements and are fulfilled within a short period of time.

(2) Interest payments calculated at rates in effect at December 31, 2006.

Other

Market Risk

We have exposure to market risk from changes in interest rates. Our exposure to interest rate risk consists of interest expense on our floating rate revolving credit facility and interest income on our cash equivalents. A 10% interest rate increase would result in additional interest expense of $0.9 million.

Funded Status of the Defined Benefit Pension Plan

As of December 31, 2006, the projected benefit obligation of our defined benefit pension plan exceeded the fair value of the plan's assets. As a result, pension liability of $61.4 million was recorded at December 31, 2006 a decrease from the $74.0 million liability at December 31, 2005. This decrease resulted from the favorable return on plan assets in 2006.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Revenues (sales) are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there is a fixed or determinable price; (3) delivery has occurred; and (4) collectibility is reasonably assured. These criteria are satisfied and revenue recognized primarily upon shipment of product. Appropriate provisions for customer returns and discounts are recorded based upon historical results.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based upon the review of specific customer account balances, historical experience and an overall aging of the accounts receivable.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand and market conditions and appropriate adjustments are recorded. If actual demand or market conditions are less favorable than estimated then additional inventory write-downs would be required.

Long-lived Assets

Long-lived assets, which consist primarily of goodwill, trademarks and property, plant and equipment, are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying values of the assets may not be recoverable. If we determine the carrying value of the long-lived asset may not be recoverable a permanent impairment charge would be recorded in the amount by which the long-lived asset exceeds fair value.

Retirement Plans

Defined benefit plan expense and obligation calculations are dependent on various assumptions. These assumptions include discount rate, expected return on plan assets and rate of compensation increase. The discount rate used to calculate the retirement obligations at December 31, 2006 was 6.0% and was determined using Moody's Aa bond index customized to the plan's projected benefit cash flow. In 2006, retirement plan expense was calculated using an expected return on plan assets of 7.5% and the rate of compensation increases of 3.5%. The expected return on plan assets was developed through analysis of historical market returns by asset class, current market conditions and the trust funds past experience. The rate of compensation increases was based upon historical experience. We believe these assumptions to be reasonable; however, differences in assumptions would impact the calculated obligation and future expense. For example, a 0.25% change in the discount rate would result in a $15 million change in the pension obligation and a 0.25% change in the expected return on plan assets would result in a $0.9 million change in pension expense.

On December 31, 2005 the defined benefit plans were amended, freezing and ceasing future benefit accruals as of that date. Certain transition benefits will be provided to participants who have attained age 50 and have completed 10 years of services as of December 31, 2005. We currently provide benefits to our employees through an increased match in the defined contribution plan.

Recently Issued Statements of Financial Accounting Standards

In September, 2006 the FASB issued Statement of Financial Accounting Standard (SFAS) No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (r)". This standard requires an employer to:

- Recognize the funded status of a benefit plan in its statement of financial position.
- Recognize as a component of other comprehensive income the actuarial gains and losses and the prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.

The standard is effective for fiscal years ending after December 15, 2006. The adoption of SFAS No. 158 resulted in an increase in our liability for pension expense and an increase in accumulated other comprehensive loss (before income tax benefits) of $8.1 million.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the recognition threshold and measurement of an uncertain tax position taken in a tax return. FIN 48 also requires expanded disclosure with respect to the uncertainty of income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 is expected to result in a reduction of $1.0 to $3.0 million to our tax accruals and an increase to retained earnings.

Outlook

Business conditions remain relatively unchanged from the end of January when we last commented on current trends. Orders are tracking down and we expect sales to be down around 10 percent versus the first quarter of last year. We reaffirm the guidance we gave at the end of January—net earnings per common share of 12 to 16 cents including the effect of 2 cents of previously disclosed restructuring, asset impairment and severance charges and the effect of 3 cents in increased interest expense due to the upfront recognition of a gain on the interest rate swaps.

Forward-Looking Statements

We have made forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our expected sales, net earnings per share, profit margins, and cash flows, the effects of certain manufacturing realignments and other business strategies, the prospects for the overall business environment, and other statements containing the words "expects," "anticipates," "estimates," "believes," and words of similar import. We caution investors any such forward-looking statements are not guarantees of future performance and certain factors may cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to: changes in economic conditions; loss of market share due to competition; failure to forecast demand or anticipate or respond to changes in consumer tastes and fashion trends; failure to achieve projected mix of product sales; business failures of large customers; distribution and cost savings programs; manufacturing realignments; increased reliance on offshore (import) sourcing of various products; fluctuations in the cost, availability and quality of raw materials; product liability uncertainty; environmental regulations; future acquisitions; impairment of goodwill and other intangible assets; anti-takeover provisions which could result in a decreased valuation of our Common Stock; loss of funding sources and our ability to open and operate new retail stores successfully. Other risk factors may be listed from time to time in our future public releases and SEC reports.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have exposure to market risk from changes in interest rates. Our exposure to interest rate risk consists of interest expense on our floating rate revolving credit facility and interest income on our cash equivalents. A 10% interest rate increase would result in additional interest expense of $0.9 million.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands except per share data)		
Net sales	$2,418,175	$2,386,774	$2,447,430
Cost of sales	1,888,140	1,846,823	1,867,614
Gross profit	530,035	539,951	579,816
Selling, general and administrative expenses	446,313	440,603	424,160
Earnings from operations	83,722	99,348	155,656
Interest expense	17,669	11,877	15,314
Other income, net (Note 15)	14,869	4,523	2,298
Earnings before income tax expense	80,922	91,994	142,640
Income tax expense (Note 9)	25,867	30,558	51,073
Net earnings	$ 55,055	$ 61,436	$ 91,567
Earnings per common share—basic (Note 8)	$ 1.13	$ 1.18	$ 1.68
Earnings per common share—diluted (Note 8)	$ 1.13	$ 1.18	$ 1.66

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Cash flows from operating activities:			
Net earnings	$ 55,055	$ 61,436	$ 91,567
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	36,670	45,240	49,050
Compensation expense related to stock option grants and restricted stock awards	6,142	253	—
Provision (benefit) for deferred income taxes	(14,973)	(11,989)	6,018
Other, net	(5,915)	10,084	2,048
Changes in operating assets and liabilities:			
Accounts receivable	(13,355)	25,531	(8,285)
Inventories	(69,256)	12,014	(30,144)
Prepaid expenses and intangible and other assets	(2,795)	(6,903)	(13,616)
Accounts payable, other accrued expenses	(31,971)	28,872	12,574
Other long-term liabilities	13,525	24,445	(1,875)
Net cash provided by (used in) operating activities	(26,873)	188,983	107,337
Cash flows from investing activities:			
Proceeds from the disposal of assets	9,941	9,829	8,103
Additions to property, plant and equipment	(24,713)	(28,541)	(30,593)
Net cash used in investing activities	(14,772)	(18,712)	(22,490)
Cash flows from financing activities:			
Proceeds from termination of cash flow hedges	8,623	—	—
Payments for debt issuance costs	(1,307)	—	—
Additions to long-term debt	470,000	—	—
Payments of long-term debt	(460,800)	(800)	(800)
Proceeds from exercise of stock options	8,305	7,552	12,977
Tax benefit from the exercise of stock options	411	—	—
Payments of cash dividends	(31,269)	(31,267)	(28,643)
Payments for the purchase of treasury stock	(40,075)	(82,682)	(88,801)
Net cash used in financing activities	(46,112)	(107,197)	(105,267)
Net increase (decrease) in cash and cash equivalents	(87,757)	63,074	(20,420)
Cash and cash equivalents at beginning of period	114,322	51,248	71,668
Cash and cash equivalents at end of period	$ 26,565	$ 114,322	$ 51,248
Supplemental Disclosure:			
Cash payments for income taxes, net	$ 59,447	$ 40,570	$ 32,577
Cash payments for interest expense	$ 15,581	$ 11,954	$ 16,202

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Common Stock:			
Beginning balance	$ 56,483	$ 56,483	$ 56,277
Stock plans activity (Note 7)	—	—	206
Ending balance	$ 56,483	$ 56,483	$ 56,483
Paid-In Capital:			
Beginning balance	$ 221,754	$ 226,602	$221,388
Stock plans activity (Note 7)	5,766	(4,848)	5,214
Ending balance	$ 227,520	$ 221,754	$226,602
Retained Earnings:			
Beginning balance	$ 820,025	$ 789,856	$726,932
Net earnings	55,055	61,436	91,567
Cash dividends (per share 2006-$0.64, 2005-$0.60, 2004-$0.525)	(31,269)	(31,267)	(28,643)
Ending balance	$ 843,811	$ 820,025	$789,856
Accumulated Other Comprehensive Income (Expense): (Note 12)			
Beginning balance	$ (41,382)	$ (31,076)	$ (31,446)
Other comprehensive income (expense)	13,244	(10,306)	370
Adjustment to initially apply SFAS No. 158, net of income tax benefit of $3,031	(5,050)	—	—
Ending balance	$ (33,188)	$ (41,382)	$ (31,076)
Treasury Stock:			
Beginning balance	$(152,928)	$ (84,382)	$ (6,249)
Stock plans activity (Note 7)	9,092	14,136	10,668
Purchase of treasury stock (1,734,951 shares in 2006, 4,125,588 shares in 2005 and 3,431,600 shares in 2004)	(40,075)	(82,682)	(88,801)
Ending balance	$(183,911)	$(152,928)	$ (84,382)
Total Shareholders' Equity	$ 910,715	$ 903,952	$957,483
Comprehensive income (expense):			
Net earnings	$ 55,055	$ 61,436	$ 91,567
Other comprehensive income, net of tax:			
Financial instruments accounted for as hedges	(5,663)	1,655	6,646
Pension liability	17,736	(12,516)	(5,922)
Foreign currency translation	1,171	555	(354)
Other comprehensive income (expense)	13,244	(10,306)	370
	$ 68,299	$ 51,130	$ 91,937

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

1. The Company

Furniture Brands International, Inc. is one of the largest furniture companies in the United States. We market our products through four operating subsidiaries: Broyhill Furniture Industries, Inc.; Lane Furniture Industries, Inc.; Thomasville Furniture Industries, Inc., and HDM Furniture Industries, Inc. Through these four subsidiaries, we design, manufacture, source, market and distribute a full-line of branded products consisting of both wood and upholstered furniture.

Substantially all of our sales are made to unaffiliated furniture retailers. We have a diversified customer base with no one customer accounting for 10% or more of consolidated net sales and no particular concentration of credit risk in one economic sector. Foreign operations and foreign net sales are not material.

2. Significant Accounting Policies

Our significant accounting policies are set forth below.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reported period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Furniture Brands accounts and those of our subsidiaries. All material intercompany transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. The subsidiaries included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations will periodically include a 53-week fiscal year. Fiscal years 2006, 2005 and 2004 were all 52-week years.

Cash and Cash Equivalents

We consider all short-term investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand and market conditions and appropriate adjustments are recorded.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost when acquired. Depreciation is calculated using both accelerated and straight-line methods based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events or changes in

(Dollars in thousands except per share data)

business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying value.

Intangible Assets

Intangible assets consist of goodwill and trademarks. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment. Intangible assets are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

Goodwill is tested by estimating the fair value of each reporting unit using a discounted cash flow model with an appropriate risk adjusted discount rate. The fair value of each reporting unit is then compared with the carrying value to determine if any impairment exists.

The fair value of trademarks is calculated using a "relief from royalty payments" methodology. This approach involves two steps: (i) estimating reasonable royalty rates for each trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark.

Fair Value of Financial Instruments

We consider the carrying amounts of cash and cash equivalents, receivables, and accounts payable to approximate fair value because of the short maturity of these financial instruments.

Amounts outstanding under the revolving credit agreement are considered to be carried in the financial statements at their estimated fair values because they accrue interest at rates which generally fluctuate with interest rate trends. The fair value of the $150,000 outstanding under the note purchase agreement was $151,300 as of December 31, 2006.

We periodically use interest rate swap agreements (derivative financial instruments) to hedge risk associated with our floating rate long-term debt. Under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, each derivative instrument is recorded on the balance sheet at fair value as an asset or liability with any gain or loss recorded as a component of accumulated other comprehensive income (expense) until recognized in earnings. The fair value of the swap agreements is based upon quoted market prices. The net amount to be paid or received under the interest rate swap agreements is recorded as a component of interest expense. As of December 31, 2006 we had a notional amount of $150,000 of interest rate swaps; however, we terminated hedge accounting treatment in the first quarter of 2006 (Note 6).

Revenue Recognition

Revenues (sales) are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there is a fixed or determinable price; (3) delivery has occurred; and (4) collectibility is reasonably assured. These criteria are satisfied and revenue recognized primarily upon shipment of product. Appropriate provisions for customer returns and discounts are recorded based upon historical experience.

(Dollars in thousands except per share data)

Advertising Costs

Advertising production costs are expensed when advertisements are first aired or distributed. Total advertising costs were $72,419 for 2006, $76,183 for 2005, and $82,089 for 2004.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income tax expense (benefit) in the period that includes the enactment date.

Stock-Based Compensation

Effective January 1, 2006 we adopted Statement of Financial Accounting Standard No. 123 (Revised 2004)—Share-Based Payment (SFAS No. 123R) using the modified prospective application transition method. Under the modified prospective approach, the provisions of SFAS No. 123R are applied to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost is also recognized for the unvested portion of awards granted prior to adoption. Prior year financial statements are not restated.

The adoption of SFAS No. 123R resulted in pretax share-based compensation expense of $5,734 ($3,647 net of income tax benefit) for the twelve months ended December 31, 2006. Prior to the adoption of SFAS No. 123R, we accounted for stock based compensation plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees". The following table illustrates the impact on net earnings and earnings per common share if the fair value method had been applied.

	Year Ended December 31,	
	2005	2004
Net earnings	$ 61,436	$ 91,567
Deduct: Stock-based employee compensation expense determined under fair value based method, net of income tax benefits	4,212	4,729
Net earnings—pro forma	$ 57,224	$ 86,838
Earnings per share—basic:		
As reported	$ 1.18	$ 1.68
Pro forma	$ 1.10	$ 1.59
Earnings per share—diluted:		
As reported	$ 1.18	$ 1.66
Pro forma	$ 1.10	$ 1.58

Reclassifications

Certain amounts in the consolidated financial statements have been reclassified to conform to the 2006 presentation. These reclassifications have no effect on net earnings or stockholders' equity as previously reported.

(Dollars in thousands except per share data)

3. Restructuring and Asset Impairment Charges

In 2001 we began implementing a plan to reduce our domestic manufacturing capacity. As of December 31, 2006, this plan included the closing, consolidation or reconfiguration of 34 manufacturing facilities. Restructuring activity included the closing or the realignment of three manufacturing facilities in 2006, the closing of eight manufacturing facilities in 2005 and the closing of three manufacturing facilities in 2004.

Asset impairment charges were recorded to reduce the carrying value of all idle facilities and related machinery and equipment to their net realizable value. The determination of the impairment charges were based primarily upon (i) consultations with real estate brokers retained to assist in disposal efforts and (ii) proceeds from recent sales of Company facilities and the market prices being obtained for similar long-lived assets.

Restructuring and asset impairment charges were as follows:

	Year Ended December 31, 2006	2005	2004
Restructuring charges:			
Costs to shutdown, cleanup and vacate facilities	$1,675	$ 3,793	$1,848
One-time termination benefits (includes executive severance)	2,873	7,628	669
Inventory write-downs	713	—	4,678
	5,261	11,421	7,195
Impairment charges	2,142	9,988	2,054
	$7,403	$21,409	$9,249
Statement of Operations classification:			
Cost of operations	$5,280	$ 7,427	$5,953
Selling, general and administrative expenses	2,123	13,982	3,296
	$7,403	$21,409	$9,249

Real estate held for sale with a carrying value of $5,007 and $603 was included in other assets as of December 31, 2006 and 2005. There were no restructuring charges included in other accrued expenses at December 31, 2006 and 2005.

4. Inventories

Inventories are summarized as follows:

	December 31, 2006	December 31, 2005
Finished products	$360,442	$275,985
Work-in-process	35,411	43,747
Raw materials	106,217	113,082
	$502,070	$432,814

(Dollars in thousands except per share data)

5. Goodwill and Other Intangible Assets

Goodwill and other intangible assets include the following:

	December 31, 2006	December 31, 2005
Goodwill	$265,390	$265,245
Less: accumulated amortization	82,738	82,738
Goodwill	$182,652	$182,507
Trademarks and trade names	$206,179	$206,179
Less: accumulated amortization	36,508	36,508
Other intangible assets	$169,671	$169,671

SFAS No. 142, "Goodwill and Other Intangible Assets", requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested annually for impairment or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. No impairment was recorded in 2006, 2005 or 2004. Our other intangible assets consist of trademarks and trade names all having indefinite lives.

6. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2006	December 31, 2005
Revolving credit facility	$150,000	$300,000
6.83% Senior Notes	150,000	—
Other	800	1,600
	$300,800	$301,600

On April 21, 2006, we refinanced our revolving credit facility with a group of financial institutions. The new facility is an unsecured revolving credit facility with a commitment of $400,000 and a maturity date of April 21, 2011. The facility allows for cash borrowings and issuance of letters of credit. Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin, depending upon which type of loan we select. The applicable margin over the adjusted Eurodollar rate is dependent upon our credit ratings. The revolving credit facility has no mandatory principal payments.

On May 17, 2006, we entered into a Note Purchase Agreement with a group of private investors. The Note Purchase Agreement allowed for the issuance and sale of $150,000 of 6.83% Senior Notes, and the proceeds were used to reduce borrowings under the revolving credit facility. These notes mature over varying dates ranging from May 17, 2014 through May 17, 2018.

The revolving credit facility requires us to meet certain financial covenants including: (1) leverage ratio (defined in the credit agreement as Consolidated Debt divided by Consolidated EBITDA (earnings before interest, income taxes, depreciation and amortization expense) from the preceding four quarters) less than 3.25 to 1.0 and (2) coverage ratio (defined in the credit agreement as Consolidated EBITDAR (EBITDA plus rent expense) divided by the sum of Consolidated Interest Expense and Consolidated Net Rental Expense in each case from the preceding four quarters) greater than 2.75 to 1.0 (increasing to 3.00 to 1.0 after December 31, 2008). The note purchase agreement contains the same financial covenants as the revolving credit facility except the maximum leverage ratio is 3.50 to 1.0 and the minimum coverage

(Dollars in thousands except per share data)

ratio is 2.50 to 1.0 (increasing to 2.75 to 1.0 after December 31, 2008). In addition the two agreements have certain cross-default provisions with each other.

Though we are currently in compliance with the financial covenants in our revolving credit facility and note purchase agreement, the present outlook for business conditions indicates we will likely not be in compliance as of March 31, 2007. As such we are currently in negotiations with both lending groups to amend the agreements to include less restrictive covenants. Based upon several considerations underlying our overall financial position, including our historical profitability and ability to generate positive operating cash flow, we expect these negotiations to be completed in a timely manner. However, if these negotiations are unsuccessful and we are in default under the credit agreements, the lending groups have certain rights including the termination of commitments and acceleration of principal and interest payments. The successful completion of these negotiations or the refinancing of the credit agreements would be required to meet our future liquidity requirements.

In May 2004, in order to reduce the impact of changes in interest rates on our floating rate long-term debt, we entered into three interest rate swap agreements, each having a notional amount of $100,000 and a termination date in May 2007. As a result of the April 21, 2006 refinancing we discontinued accounting for the interest rate swaps as cash flow hedges as of March 31, 2006 and reclassified the gain of $8,503 ($5,408 net of income tax expense) from accumulated other comprehensive income into earnings. As a result of reducing the amount of floating rate debt outstanding with the proceeds of the Note Purchase Agreement, on May 18, 2006 we terminated $150 million notional amount of interest rate swap agreements.

7. Stock Options and Restricted Stock Awards

We have outstanding option grants pursuant to the 1992 Stock Option Plan and the 1999 Long-Term Incentive Plan. These plans are administered by the Executive Compensation and Stock Option Committee of the Board of Directors and permit certain key employees to be granted nonqualified options, performance-based options, restricted stock, or combinations thereof. Options must be issued at market value on the date of grant and expire in a maximum of ten years. As of December 31, 2006 there were 761,576 shares available for grant. Shares issued upon exercise of stock options or issuance of restricted shares may be from new shares or from treasury stock.

The fair value of the award is recognized as compensation expense on a straight-line basis over the vesting period, generally four years for stock options and various terms ranging from one to seventeen years for the restricted stock and restricted stock units.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to determine the fair value of options granted in the periods indicated.

	2006	2005	2004
Risk-free interest rate	4.4%	3.8%	3.2%
Expected dividend yield	2.5%	2.6%	1.7%
Expected life (in years)	5.6	6.0	6.0
Expected volatility	39.8%	42.6%	50.8%

The risk-free interest rate is based upon U.S. Treasury Securities with a term similar to the expected life of the option grant. The dividend yield is calculated based upon the dividend rate on the date of the grant. The expected term of the option grant is based upon historical exercise results. Expected volatility is calculated based upon the historical volatility over a period equal to the expected term of the option grant.

(Dollars in thousands except per share data)

Other information pertaining to option activity during the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Fair value per share of options granted	$ 8.37	$ 8.19	$13.28
Total intrinsic value of stock options exercised	$1,481	$4,361	$7,745

A summary of option activity is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	3,916,350	$23.88		
Granted	730,800	24.27		
Exercised	(408,125)	20.35		
Forfeited or expired	(377,725)	24.35		
Outstanding at December 31, 2006	3,861,300	$24.28	5.4	$ 123
Exercisable at December 31, 2006	2,485,675	$24.30	3.8	$ 123

The aggregate intrinsic value was calculated using the difference between the market price at year end and the exercise price for only those options that have an exercise price that is less than the market price.

Non-vested restricted stock and restricted stock unit activity is presented below.

	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2005	52,166	$27.58
Granted	60,190	24.55
Vested	(13,334)	32.70
Forfeited	(14,941)	23.97
Outstanding at December 31, 2006	84,081	$25.24

As of December 31, 2006 there was $9,216 of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the plan. This cost is expected to be recognized over a weighted-average period of 2.0 years.

8. Common Stock

The Company's restated certificate of incorporation includes authorization to issue up to 200 million shares of Common Stock with a $1.00 per share stated value. As of December 31, 2006, 56,482,541 shares of Common Stock were issued.

The Company has been authorized by its Board of Directors to repurchase our Common Stock from time to time in open market or privately negotiated transactions. Common Stock repurchases are recorded as treasury stock and may be used for general corporate purposes. On July 28, 2005 the Board of Directors authorized the repurchase of $100 million of our common stock over the next 12 month period. During 2006, 1,734,951 shares were purchased at a cost of $40.1 million. The balance of the authorization expired

(Dollars in thousands except per share data)

on July 28, 2006. On January 26, 2006 an authorization of $50,000 was approved. This authorization expired on January 26, 2007 with no shares having been purchased.

Weighted average shares used in the computation of basic and diluted earnings per common share for 2006, 2005, and 2004 are as follows:

	Year Ended December 31,		
	2006	2005	2004
Weighted average shares used for basic earnings per common share	48,753,006	51,976,417	54,653,995
Effect of dilutive securities:			
Stock options	—	127,558	565,577
Weighted average shares used for diluted earnings per common share	48,753,006	52,103,975	55,219,572

Excluded from the computation of diluted earnings per common share for 2006 and 2005 were options to purchase 3,309,850 and 3,008,825 shares at an average price of $25.47 and $25.30 per share. These options have been excluded from the diluted earnings per share calculation because their inclusion would be antidilutive.

Approximately 2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving the acquisition of or an offer for 15 percent or more of the Company's common stock, all holders of Rights except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $135, common stock of the Company, or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until July 30, 2008, unless earlier redeemed (at one cent per Right) exercised, or exchanged under the terms of the Plan.

(Dollars in thousands except per share data)

9. Income Taxes

Income tax expense is comprised of the following:

	Year Ended December 31, 2006	2005	2004
Current:			
Federal	$ 37,065	$ 39,557	$40,899
State and local	2,430	2,331	3,443
Foreign	1,345	659	713
	40,840	42,547	45,055
Deferred	(14,973)	(11,989)	6,018
	$ 25,867	$ 30,558	$51,073

The following table reconciles the differences between the federal corporate statutory rate and our effective income tax rate:

	Year Ended December 31, 2006	2005	2004
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	1.8	1.2	1.8
Foreign rate differential	(1.7)	—	—
Non taxable income	(1.3)	(1.6)	(0.5)
Other (includes tax credits)	(1.8)	(1.4)	(0.5)
Effective income tax rate	32.0%	33.2%	35.8%

The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

	December 31, 2006	December 31, 2005
Deferred tax assets attributable to:		
Expense accruals	$ 24,393	$ 19,503
Valuation allowances	22,009	14,755
Asset impairment charges	2,569	3,118
Employee pension and other benefit plans	24,659	27,147
Other	909	1,679
Total deferred tax assets	74,539	66,202
Deferred tax liabilities attributable to:		
Fair value adjustments	(45,764)	(45,150)
Other intangible assets	(34,534)	(30,374)
Depreciation	(3,584)	(7,263)
Inventory costs capitalized	(2,393)	(3,555)
Qualifying prepaid expenses	(1,301)	(1,195)
Total deferred tax liabilities	(87,576)	(87,537)
Net deferred tax liabilities	$(13,037)	$(21,335)

(Dollars in thousands except per share data)

The undistributed cumulative earnings of foreign subsidiaries that are considered permanently reinvested outside the U.S. were $20.7 at December 31, 2006 and $17.3 million at December 31, 2005. Foreign withholding taxes have not been provided on these earnings.

10. Employee Benefits

We sponsor or contribute to retirement plans covering substantially all employees. The total costs of these plans were as follows:

	Year Ended December 31,		
	2006	2005	2004
Defined benefit plan	$11,409	$19,867	$13,542
Defined contribution plan (401k plan)	11,662	793	793
Other	453	898	2,612
	$23,524	$21,558	$16,947

Company-Sponsored Defined Benefit Plans

Through 2005, employees were covered primarily by noncontributory plans, funded by Company contributions to trust funds, which are held for the sole benefit of employees. No contributions were made to the trust fund in 2005 or 2006, and we do not expect to make any cash contribution during 2007. At December 31, 2006 expected benefit payments to retirees and/or beneficiaries are as follows.

Year	Amount
2007	22,412
2008	23,576
2009	24,740
2010	25,938
2011	27,204
2012—2016	157,236

As of December 31, 2005 we amended the defined benefit plans, freezing and ceasing future benefit accruals as of that date. Certain transition benefits are being provided to participants who had attained age 50 and had completed 10 years of service as of December 31, 2005. We currently provide future retirement benefits to our employees through a defined contribution plan.

The investment objective of the trust funds is to ensure, over the long-term life of the trusts, an adequate asset balance to support the benefit obligations to participants, retirees and beneficiaries. In meeting this objective, we seek to achieve investment returns at or above selected benchmarks consistent with a prudent level of diversification. We retain registered investment advisors to manage specific asset classes. Investment advisors are selected from established and financially sound organizations with proven records in managing funds in the appropriate asset class. Investment advisors are given strict investment guidelines and performance benchmarks. The assets of the various plans include corporate equities, government securities, corporate debt securities and insurance contracts.

Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(Dollars in thousands except per share data)

It is our practice to fund pension costs to the extent such costs are tax deductible and in accordance with ERISA. The assets of the various plans include corporate equities, government securities, corporate debt securities and insurance contracts. The table below summarizes the funded status of our sponsored defined benefit plans.

	December 31, 2006		December 31, 2005	
	Qualified Plan	Non-Qualified Plan	Qualified Plan	Non-Qualified Plan
Change in projected benefit obligation:				
Beginning of year	$403,780	$ 26,695	$391,041	$ 27,273
Service cost	4,893	388	12,302	667
Interest cost	23,051	1,548	23,500	1,557
Actuarial (gain) loss	(9,171)	523	20,087	(729)
Benefits paid	(20,351)	(1,372)	(20,518)	(1,352)
Curtailments	—	—	(22,632)	(721)
End of year	$402,202	$ 27,782	$403,780	$ 26,695
Change in fair value of plan assets:				
Beginning of year	$348,480	$ —	$348,450	—
Actual return on plan assets	40,500	—	20,548	—
Employer contributions	—	1,372	—	1,352
Benefits paid	(20,351)	(1,372)	(20,518)	(1,352)
End of year	$368,629	$ —	$348,480	—
Funded status	$ (33,573)	$(27,782)	$ (55,300)	$(26,695)
Fair value adjustment	—	—	(9,818)	—
Recognition of minimum liability	—	—	(73,982)	—
Unrecognized net actuarial loss	—	—	89,795	3,221
Unrecognized prior service cost	—	—	75	510
Accrued pension cost	$ (33,573)	$(27,782)	$ (49,230)	$(22,964)
Accumulated benefit obligation	$395,361	$ 27,035	$396,948	$ 26,080

The fair value adjustment relates to our 1992 reorganization.

The asset allocations for our defined benefit plans are as follows:

	Percentage of Plan Assets		
	Target	December 31, 2006	December 31, 2005
Equity securities	55%	56%	59%
Debt securities	45%	44%	41%
	100%	100%	100%

(Dollars in thousands except per share data)

Net periodic pension expense for 2006, 2005, and 2004 included the following components:

	Year Ended December 31,		
	2006	2005	2004
Service cost-benefits earned during the period	$ 5,281	$ 12,969	$ 12,411
Interest cost on the projected benefit obligation	24,600	25,057	24,429
Expected return on plan assets	(25,499)	(26,007)	(27,004)
Net amortization and deferral	7,027	6,503	3,706
Curtailment charge	—	1,345	—
Net periodic pension expense	$ 11,409	$ 19,867	$ 13,542

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	2006	2005	2004
Assumptions used to determine net pension expense:			
Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%
Average discount rate	5.75%	6.00%	6.25%
Long-term rate of compensation increase	3.50%	3.50%	3.50%
Assumptions used to determine benefit obligation as of December 31:			
Average discount rates	6.00%	5.75%	6.00%
Long-term rate of compensation increase	3.50%	3.50%	3.50%

The expected long-term rate of return assumption was developed through analysis of historical market returns by asset class, current market conditions and the trust funds past experience.

The adoption of SFAS No. 158 resulted in the following adjustments to individual line items on our statement of financial position as of December 31, 2006:

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other long-term liabilities (accrued pension expense)	105,414	8,081	113,495
Deferred income taxes	47,668	(3,031)	44,637
Accumulated other comprehensive income	(28,138)	(5,050)	(33,188)

Defined Contribution Plan

We sponsor a defined contribution plan which covers all domestic employees. Employees are eligible to participate after six months of service. Participating employees may contribute a percentage of their compensation to the plan, subject to limitations imposed by the Internal Revenue Service. We match a portion of the employee's contribution and employees vest immediately in the company match. Effectively January 1, 2006 the company matching formula was increased when the defined benefit plan was frozen as previously discussed.

(Dollars in thousands except per share data)

11. Other long-term liabilities

Other long-term liabilities consist of the following:

	December 31, 2006	December 31, 2005
Pension liability	61,935	72,678
Other	51,560	43,634
	113,495	116,312

Other long-term liabilities includes the non-current portion of accrued workers compensation, accrued rent associated with leases with escalating payments, liabilities for unrecognized tax benefits, deferred compensation and long-term incentive plans and various other non-current liabilities.

12. Other Comprehensive Income (Expense)

Other comprehensive income (expense) consists of the following:

	Year Ended December 31, 2006	2005	2004
Change in fair value of financial instruments accounted for as hedges	$ (8,714)	$ 2,547	$10,225
Pension liability	27,787	(19,348)	(9,490)
Foreign currency translation	1,171	555	(354)
	20,244	(16,246)	381
Income tax expense (benefit)	7,000	(5,940)	11
	$13,244	$(10,306)	$ 370

The components of accumulated other comprehensive income (expense), each presented net of tax, are as follows:

	December 31, 2006	December 31, 2005
Market value of financial instruments accounted for as hedges	$ —	$ 5,663
Pension liability	(28,872)	(46,608)
Foreign currency translation	734	(437)
Adjustment to initially apply SFAS No. 158	(5,050)	—
	$(33,188)	$(41,382)

13. Leases

Certain of our real properties and equipment are operated under lease agreements. Rental expense under operating leases was as follows:

	Year Ended December 31, 2006	2005	2004
Rent expense	$ 57,396	$ 51,660	$34,716
Sublease income	(16,912)	(11,882)	(4,106)
Net rent expense	$ 40,484	$ 39,778	$30,610

(Dollars in thousands except per share data)

Annual minimum payments under operating leases are as follows:

Year	Minimum Lease Payments	Sublease Income	Net Minimum Lease Payments
2007	$ 56,634	$ 16,675	$ 39,959
2008	53,271	17,052	36,219
2009	48,733	16,917	31,816
2010	44,131	17,419	26,712
2011	40,946	17,748	23,198
thereafter	112,998	56,993	56,005
	$356,713	$142,804	$213,909

We have provided guarantees related to store leases for certain independent dealers opening Company-brand stores (e.g., Thomasville Home Furnishings Stores). The guarantees range from rolling 5-year guarantees (approximately 80%) to full-term guarantees (usually 10 years) and generally require us to make lease payments in the event of default by the dealer. In the event of default, we have the right to assign or assume the lease. The total future lease payments guaranteed at December 31, 2006 were $86,083. We consider the estimated loss on these guarantees to be insignificant; therefore, as of December 31, 2006 we have not recorded any contingent liability for lease guarantees.

14. Contingent Liabilities

We are or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In our opinion, our ultimate liability, if any, from all such proceedings is not reasonably likely to have a material adverse effect upon the consolidated financial position or results of operations of Furniture Brands or those of our subsidiaries.

We offer limited warranties on certain products. In addition, we accept returns of defective product. Our accounting policy is to accrue an estimated liability for these returns at the time revenue is recognized. This estimate is based upon historical returns and adjusted for any warranty or return issues at period end. The warranty reserve is included partially as a valuation allowance against accounts receivable and partially as an accrued expense. The following table summarizes reserve for returns activity:

	2006	2005	2004
Beginning balance	$ 9,351	$ 7,651	$ 7,736
Additions charged to costs and expenses	28,474	25,130	24,678
Deductions from reserves	27,491	23,430	24,763
Ending balance	$10,334	$ 9,351	$ 7,651

15. Other Income, Net

Other income, net consists of the following:

	2006	2005	2004
Interest income	$ 2,594	$2,562	$1,135
Gain on interest rate swaps (Note 6)	8,916	—	—
Other, net	3,359	1,961	1,163
	$14,869	$4,523	$2,298

(Dollars in thousands except per share data)

16. Quarterly Financial Information (Unaudited)

Following is a summary of unaudited quarterly information:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year ended December 31, 2006:				
Net sales	$586,538	$568,917	$601,275	$661,445
Gross profit	117,174	122,767	136,155	153,939
Net earnings	$ 2,058	$ 5,797	$ 16,978	$ 30,222
Earnings per common share:				
Basic	$ 0.04	$ 0.12	$ 0.35	$ 0.61
Diluted	$ 0.04	$ 0.12	$ 0.35	$ 0.61
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Common stock price range:				
High	$ 20.96	$ 22.21	$ 25.00	$ 25.34
Low	$ 15.90	$ 18.10	$ 18.79	$ 21.20
Year ended December 31, 2005:				
Net sales	$593,529	$557,927	$593,753	$641,565
Gross profit	136,940	119,778	133,296	149,937
Net earnings	$ 17,142	$ 9,919	$ 9,591	$ 24,784
Earnings per common share:				
Basic	$ 0.34	$ 0.19	$ 0.18	$ 0.47
Diluted	$ 0.34	$ 0.19	$ 0.18	$ 0.46
Dividends declared per common share	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Common stock price range:				
High	$ 23.77	$ 22.44	$ 23.01	$ 25.40
Low	$ 16.07	$ 17.25	$ 18.81	$ 21.62

Earnings per common share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of computing average quarterly shares outstanding for each period.

The closing market price of the Common Stock on December 31, 2006 was $16.23 per share.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure controls and procedures

Our chief executive officer and chief financial officer have conducted an evaluation of the Company's disclosure controls and procedures and have concluded that disclosure controls and procedures were effective based on their evaluation of these controls and procedures as of December 31, 2006.

Internal Control over Financial Reporting

(a) Management's Report on Internal Control over Financial Reporting

Our management report on internal control over financial reporting as of December 31, 2006 is set forth on page 50 and is incorporated herein by reference.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Management's report on internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, the independent registered public accounting firm that also audited our consolidated financial statements. KPMG LLP's attestation report on our internal control over financial reporting is set forth on page 51.

(c) Changes in internal control over reporting.

There was no change in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The sections entitled "Nominees" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 3, 2007 are incorporated herein by reference.

Executive Officers of the Registrant

Name	Age	Position	Current Positions	Appointed or Elected
*Wilbert G. Holliman	69	President of the Subsidiary—Action Industries, Inc.		1989
		Chief Executive Officer of the Subsidiary—Action Industries, Inc.		1994
		Director	X	1996
		President		1996
		Chief Executive Officer	X	1996
		Chairman of the Board	X	1998
John T. Foy	59	President and Chief Executive Officer of the Operating Company—Lane Furniture Industries, Inc.		1996
		Director	X	2004
		President	X	2004
		Chief Operating Officer	X	2004
Nancy W. Webster	53	President and Chief Executive Officer of the Operating Company—Thomasville Furniture Industries, Inc.	X	2005
C. Jeffrey Young	56	President and Chief Executive Officer of the Operating Company—Drexel Heritage		2002
		HDM Furniture Industries, Inc	X	2005
Lynn Chipperfield	55	General Counsel		1993
		Vice-President		1996
		Secretary		1996
		Chief Administrative Officer		2000
		Senior Vice President	X	2000
		General Counsel	X	2006
Denise L. Ramos	50	Senior Vice President	X	2005
		Treasurer		2005
		Chief Financial Officer	X	2005
Mary E. Sweetman	42	Vice President, Human Resources		2006
		Senior Vice President, Human Resources	X	2007
Steven W. Alstadt	52	Controller	X	1994
		Chief Accounting Officer	X	1994

*Member of the Executive Committee

There are no family relationships between any of the executive officers of the Registrant.

The executive officers are elected at the organizational meeting of the Board of Directors which follows the annual meeting of stockholders and serve for one year or until their successors are elected and qualified.

Each of the executive officers has held the same position or other positions with the same employer during the past five years, except Denise L. Ramos, who became Senior Vice President, Treasurer and Chief Financial Officer of the Company in 2005 and prior thereto was Chief Financial Officer of the KFC division of YUM! Brands, Inc. and Senior Vice President and Treasurer of YUM! Brands, Inc.; C. Jeffrey Young who became President and Chief Executive Officer of Drexel Heritage in 2002 and prior thereto was a participant in a joint venture now known as Fine Furniture Design and Marketing; Mary E. Sweetman, who became Vice President, Human Resources in 2006 and prior thereto was Vice President, Human Resources, North America; Vice President, Human Resources, North America & Latin America; and Vice President, International for Monsanto Company; and Nancy W. Webster, who became President and Chief Executive Officer of Thomasville in 2005 and prior thereto was Vice President of Hardlines. Product Design and Development for Target Corporation and Senior Vice President Creative Development for Springs Industries, Inc.

Code of Corporate Conduct

We have adopted a code of business conduct for directors, officers (including the Company's principal executive officer, principal financial officer and controller) and employees, known as the Code of Corporate Conduct. Any person may request a free copy of the Code of Corporate Conduct from:

Furniture Brands International, Inc.
101 S. Hanley Road
St. Louis, MO 63105

Attn: Corporate Secretary
314-863-1100

The Code of Corporate Conduct is available on our website: furniturebrands.com (Investor Information, Corporate Governance). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting any amendment or waiver to our Code of Corporate Conduct, within four business days, on our website for at least a 12 month period. Our website does not constitute part of this Annual Report on Form 10-K.

Audit Committee and Audit Committee Financial Expert

The sections entitled "Board of Directors and Committees" and "Audit Committee Disclosure" of our Proxy Statement for the Annual Meeting of Stockholders on May 3, 2007 are incorporated herein by reference.

Item 11. Executive Compensation

The sections entitled "Executive Compensation" and "Compensation of Board of Directors" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 3, 2007 are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

The section entitled "Security Ownership" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 3, 2007 is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The sections entitled "Board of Directors and Committees" and "Certain Relationships and Related Transactions" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 3, 2007 are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The section "Audit Committee Disclosure" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 3, 2007 is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

1. Financial Statements:

    Consolidated balance sheets, December 31, 2006 and 2005

    Consolidated statements of operations for each of the years in the three-year period ended December 31, 2006

    Consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2006

    Consolidated statements of shareholders' equity and comprehensive income (expense) for each of the years in the three-year period ended December 31, 2006

    Notes to consolidated financial statements

    Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules:

    Valuation and qualifying accounts (Schedule II).

    All other schedules are omitted as the required information is presented in the consolidated financial statements or related notes or are not applicable.

3. Exhibits:

    The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC. We shall furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request.

3(a)	Restated Certificate of Incorporation of the Company, as amended. (Incorporated by reference to Exhibit 3(a) to Furniture Brands International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)
3(b)	By-Laws of the Company revised and amended to May 6, 1998. (Incorporated by reference to Exhibit 3(a) to Furniture Brands International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998)

3(c)	Rights Agreement, dated as of July 30, 1998, between the Company and Bank of New York, as Rights Agent. (Incorporated by reference to Exhibit 4 (b) to Furniture Brands International, Inc.'s Report on Form 10-Q for the quarter ended June 30, 1998)
3(d)	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company. (Incorporated by reference to Exhibit 4(c) to Furniture Brands International, Inc.'s Report on Form 10-Q for the quarter ended June 30, 1998)
4(a)	Credit Agreement, dated April 21, 2006, among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., and Thomasville Furniture Industries, Inc. as Borrowers, Various Lenders, The Bank of Tokyo-Mitsubishi, UFJ, LTD., PNC Bank, National Association, Wachovia Bank, National Association and Wells Fargo Bank, NA, as Co-Syndication Agents, JP Morgan Chase Bank, N.A. as Administrative Agent, and J.P. Morgan Securities, Inc., as Sole Bookrunner and Sole Lead Arranger. (Incorporated by reference to Exhibit 10 to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated April 26, 2006)
4(b)	Note Purchase Agreement dated May 17, 2006, for $150,000,000 6.83% Senior Notes due May 17, 2018 among Furniture Brands International, Inc., Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc., and various institutional investors, and J.P. Morgan Securities Inc., Mitsubishi Securities (USA), Inc., Wachovia Capital Markets, LLC and Wells Fargo Capital Markets as agents. (Incorporated by reference to Exhibit 10 to Furniture Brands International, Inc.'s Current Report on Form 8-K, May 23, 2006)
10(a)	Furniture Brands International, Inc. 1992 Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10 (a) to Furniture Brands International, Inc.'s Form 10-Q for the quarter ended March 31, 2000) *
10(b)	Furniture Brands International, Inc. 1999 Long-Term Incentive Plan, as amended. (Incorporated by reference to Exhibit 4(f) to Furniture Brands International, Inc.'s Registration Statement on Form S-8, File No. 333-100133) *
10(c)	Furniture Brands Internal, Inc. 2005 Long-Term Performance Bonus Plan (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated May 3, 2005.)
10(d)	Form of Stock Option Grant Letter (Incorporated by reference to Exhibit 10(b) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated February 2, 2005). *
10(e)	Form of Restricted Stock Grant Letter (Incorporated by reference to Exhibit 10(c) to Furniture Brands International, Inc's. Current Report on Form 8-K, dated February 11, 2005) *
10(f)	Form of Indemnification Agreement between the Company and the Company's directors. (Incorporated by reference to Exhibit 10(c) to Furniture Brands International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001) *

10(g) Furniture Brands International, Inc. Amended and Restated Restricted Stock Plan for Outside Directors, dated as of January 27, 2005. (Incorporated by reference to Exhibit 10(b) to Furniture Brands International, Inc.'s current Report on Form 8-K, dated May 3, 2005) *

10(h) Retirement Plan for Directors. (Incorporated by reference to Exhibit 10 (g) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994) *

10(i) First Amendment to Retirement Plan for Directors. (Incorporated by reference to Exhibit 10 (e) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994) *

10(j) Furniture Brands International, Inc. Executive Incentive Plan, as amended on October 25, 2001. (Incorporated by reference to Exhibit 10(g) to Furniture Brands International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001) *

10(k) Thomasville Furniture Industries, Inc. Executive Incentive Plan, as amended on January 24, 2002. (Incorporated by reference to Exhibit 10(i) to Furniture Brands International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001) *

10(l) Drexel Heritage Furniture Industries, Inc. Executive Incentive Plan, dated January 24, 2002. (Incorporated by reference to Exhibit 10(k) to Furniture Brands International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001) *

10(m) Form of Executive Incentive Plan Grant Letter to Company Executives (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated February 2, 2005) *

10(n) Form of Executive Incentive Plan Grant Letter to Operating Company Executives. (Incorporated by reference to Exhibit 10(q) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004) *

10(o) Employment Agreement, dated as of January 1, 2000, between the Company and Wilbert G. Holliman. (Incorporated by reference to Exhibit 10 (j) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998) *

10(p) Employment Agreement, dated as of February 10, 2004, between the Company and John T. Foy. (Incorporated by reference to Exhibit 10 (o), to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003) *

10(q) Employment Agreement, dated as of February 7, 2005, between the Company and Denise L. Ramos (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Current Report On Form 8-K, dated February 11, 2005) *

10(r)	Employment Agreement, dated as of August 1, 1996, between the Company and Lynn Chipperfield. (Incorporated by reference to Exhibit 10 (c) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996) *
10(s)	Employment Agreement, dated as of September 6, 2005, between Thomasville Furniture Industries, Inc. and Nancy W. Webster. *
10(t)	Form of Agreement Not To Compete between the Company and Wilbert G. Holliman, John T. Foy, and Lynn Chipperfield (Incorporated by reference to Exhibit 10 (r) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998) *
10(u)	Furniture Brands Supplemental Executive Retirement Plan, dated as of January 1, 2002. (Incorporated by reference to Exhibit 10(v) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002) *
10(v)	Form of Deferred Executive Compensation Agreement (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated December 9, 2004) *
10(w)	Form of Cash Option Deferred Executive Compensation Agreement (Incorporated by reference to Exhibit 10 (b) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated December 9, 2004) *
10(x)	Furniture Brands International, Inc. Deferred Compensation Plan, effective January 1, 2006 (Incorporated by reference to Furniture Brands International, Inc.'s Registration Statement on Form S-8, File No. 333-130322)
10(y)	Form of Long-Term Performance Cash Bonus Letter (Incorporated by reference to Exhibit 10(c) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated February 2, 2005) *
14	Code of Corporate Conduct
21	List of Subsidiaries of the Company
23	Consent of Independent Registered Public Accounting Firm
31	Certifications of W.G. Holliman, Chief Executive Officer of the Company, and Denise L. Ramos, Chief Financial Officer of the Company, Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of W.G. Holliman, Chief Executive Officer of the Company, and Denise L. Ramos, Chief Financial Officer of the Company, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Indicates management contract or compensatory plan, contract or arrangement

FURNITURE BRANDS INTERNATIONAL, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements and Schedules

Schedule II

FURNITURE BRANDS INTERNATIONAL, INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
	(Dollars in Thousands)			
Year Ended December 31, 2006				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$16,053	$13,410	$ (7,868)(a)	$21,595
Allowance for cash discounts/ chargebacks/other	7,315	30,052	(29,937)(b)	7,430
	$23,368	$43,462	$(37,805)	$29,025
Year Ended December 31, 2005				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$15,390	9,047	(8,384)(a)	16,053
Allowance for cash discounts/ chargebacks/other	5,529	26,108	(24,322)(b)	7,315
	$20,919	$35,155	$(32,706)	$23,368
Year Ended December 31, 2004				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$13,287	$16,425	$(14,322)(a)	$15,390
Allowance for cash discounts/ chargebacks/other	6,091	25,266	(25,828)(b)	5,529
	$19,378	$41,691	$(40,150)	$20,919

(a) Uncollectible accounts written off, net of recoveries.

(b) Cash discounts taken by customers and claims allowed to customers.

See accompanying Report of Independent Registered Public Accounting Firm.

Management's Report on Internal Control Over Financial Reporting

Management of Furniture Brands International, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework* our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is set forth on page 51.

Furniture Brands International, Inc.

St. Louis, Missouri
March 1, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Furniture Brands International, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Furniture Brands International, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, Furniture Brands International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based the on the criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Furniture Brands International, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri
March 1, 2007

SIGNATURES

Pursuant to the requirements of Section 13 of 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Furniture Brands International, Inc.
(Registrant)

By: /s/ WILBERT G. HOLLIMAN
Chairman of the Board and
Chief Executive Officer

Date: March 1, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 1, 2007.

Signature	Title
/s/ WILBERT G. HOLLIMAN Wilbert G. Holliman	Chairman of the Board (Principal Executive Officer)
/s/ JOHN T. FOY John T. Foy	Director and President
/s/ KATHERINE BUTTON BELL Katherine Button Bell	Director
/s/ JOHN R. JORDAN, JR. John R. Jordan, Jr.	Director
/s/ LEE M. LIBERMAN Lee M. Liberman	Director
/s/ RICHARD B. LOYND Richard B. Loynd	Director
/s/ BOB L. MARTIN Bob L. Martin	Director
/s/ AUBREY B. PATTERSON Aubrey B. Patterson	Director
/s/ MATTHEW E. RUBEL Matthew E. Rubel	Director
/s/ ALBERT E. SUTER Albert E. Suter	Director
/s/ DENISE L. RAMOS Denise L. Ramos	Senior Vice-President (Principal Financial Officer)
/s/ STEVEN W. ALSTADT Steven W. Alstadt	Controller (Principal Accounting Officer)

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